UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 59583/March 17, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13385

In the Matter of :	ORDER MAKING FINDINGS AND
:	REVOKING BY DEFAULT
CHEMFIX TECHNOLOGIES, INC., :	REGISTRATIONS OF
BAGDAD CHASE, INC., :	CHEMFIX TECHNOLOGIES, INC.,
CINCINNATI MICROWAVE, INC., :	CINCINNATI MICROWAVE, INC.,
SUN TELEVISION & APPLIANCES, INC., and :	SUN TELEVISION &
TELEGROUP, INC., :	APPLIANCES, INC., and
	TELEGROUP, INC.

SUMMARY

       This Order revokes the registrations of the registered securities of Respondents Chemfix Technologies, Inc., Cincinnati Microwave, Inc., Sun Television & Appliances, Inc., and Telegroup, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

       The Commission initiated this proceeding on February 27, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 2, 2009.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the

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[1] The proceeding remains pending as to Bagdad Chase, Inc., which timely filed an Answer to the Order Instituting Proceedings.

[2] Each was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

undersigned finds that the allegations in the OIP are true as to them. See OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Chemfix Technologies, Inc. (Chemfix) (CIK No. 354278),[3] is a void Delaware corporation located in Metairie, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chemfix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 1997, which reported a net loss of $1,069,403 for the prior three months. On August 11, 1995, Chemfix filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Louisiana which was terminated on July 13, 1998.

Cincinnati Microwave, Inc. (CNMWQ) (CIK No. 729583), is a cancelled Ohio corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CNMWQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 29, 1996, which reported a net loss of $12,822,000 for the prior nine months. On February 14, 1997, CNMWQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Ohio which was terminated on December 16, 2002. As of February 24, 2009, the common stock of CNMWQ was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of CNMWQ had an average daily trading volume of 3,808 shares for the six months ended February 23, 2009.

Sun Television & Appliances, Inc. (SNTVQ) (CIK No. 874690), is a cancelled Ohio corporation located in Groveport, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SNTVQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 28, 1998, which reported a net loss of $100,191,000 for the eight months ended October 31, 1998, and a deficiency in net assets available in liquidation of $43,031,000 as of November 28, 1998. On September 16, 1998, SNTVQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware which was terminated on February 1, 2007. As of February 24, 2009, the common stock of SNTVQ was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of SNTVQ had an average daily trading volume of 600 shares for the six months ended February 23, 2009.

Telegroup, Inc. (TGRPQ) (CIK No. 1037535), is an inactive Iowa corporation located in Fairfield, Iowa, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TGRPQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998,

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

which reported a net loss of $46,674,786 for the prior nine months. On February 10, 1999, TGRPQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey which was terminated on April 13, 2006. As of February 24, 2009, the common stock of TGRPQ was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of TGRPQ had an average daily trading volume of 2,134 shares for the six months ended February 23, 2009.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Chemfix Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of Cincinnati Microwave, Inc., is REVOKED;

the REGISTRATION of the registered securities of Sun Television & Appliances, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Telegroup, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge